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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67189

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corporate Fuel Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East 40th Street, Suite 3210
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart D. Appelson	609-933-3012	stu@corporatefuel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann CPAs
(Name – if individual, state last, first, and middle name)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Stuart D. Appelson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corporate Fuel Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIAN AGUILAR GALAN
Notary Public
Wake Co., North Carolina
My Commission Expires Dec. 5, 2027

Signature: [signature]

Title:
CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Member of
Corporate Fuel Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corporate Fuel Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann CPAs

We have served as the Company's auditor since 2007.

New York, New York
March 29, 2024

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

685 Third Avenue   Phone: 212.503.8800
New York, NY 10017   **mhmcpa.com**



CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	202,196
Accounts receivable (Net of allowance for doubtful accounts of $125,415)		22,500
Prepaid expenses and other assets		1,738
TOTAL ASSETS	$	226,434

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	44,847
TOTAL LIABILITIES		44,847
MEMBER'S EQUITY		181,587
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	226,434

See notes to financial statement

CORPORATE FUEL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2023

1.   DESCRIPTION OF ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities, LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005, and commenced operations in July 2006.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements of debt and equity securities and advisory services to other companies and does not hold customer funds or securities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M & A advisory fees- The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. During the year ended December 31, 2023, the Company recognized $820,614 in revenues earned at a point in time and $361,000 in revenues earned over time.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of a financial asset. Under the accounting update, the Company has the ability to determine if there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation of the collectability of the accounts receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on its contractual arrangements and expectation of collection in accordance with industry standards.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash deposits. An account at an institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, per depositor, per financial institution. At December 31, 2023, the Company had $0 in excess of the FDIC insured limit. No losses have been incurred to date.

Income Taxes

The Company is not subject to federal, state, or local income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*, for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2020.

CORPORATE FUEL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2023

Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through March 29, 2024, which is the date that the financial statement was available to be issued.

3. RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC (the "Parent Company") and the Company may enter into joint arrangements with clients who require both financial advisory and private placement services. Each company recognizes revenue based on specific services provided to the client in accordance with the contractual terms of the agreements. During the year ended December 31, 2023, the Company earned $1,030,221 in financial advisory fees through joint agreements with the Parent Company.

The Parent Company has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, based on time spent, which the Company records monthly as a contribution to capital. These amounts totaled $302,654 for the year ended December 31, 2023.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company's net capital of $157,349 exceeded required net capital of $5,000 by $152,349, and the ratio of aggregate indebtedness to net capital was .285 to 1.

The Company is exempt under Section (k)(2)(i) of Rule 15c3-3. As such, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

The Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240. 17a-5 are limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.